SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of Decmber, 2007

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Fighting Fire with Video – Optibase IPTV solution Installed at Portland Fire and Rescue.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: Decmber 4, 2007

Media Contacts: Tally Netzer, Director of Marketing Communications, Optibase, Ltd. 011-972-9-9709-125 tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Fighting Fire with Video – Optibase IPTV solution Installed at Portland Fire and Rescue

Optibase Advanced IPTV Solution Used to Train Portland’s Fire Fighters

HERZLIYA, Israel, Decmber 4, 2007 – Optibase Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions, announced today that Portland Fire and Rescue selected Optibase’s advanced video over IP streaming solution for broadcasting its training channel, which augments their current analog closed circuit cable system.

Portland Fire and Rescue produce on regular basis instructional videos teaching its firefighters to effectively and safely respond to emergency situations. With Optibase’s advanced IPTV streaming solution, Portland Fire and Rescue’s presently utilizes the Optibase Media Gateway (MGW) 1100 encoding and streaming platform to provide streaming of H.264 directly to three fire stations not currently on their analog cable system.

The previous video system included recording the analog video on DVD and sending copies to all the stations not on the analog system. Based on Optibase cutting-edge H.264 Media Gateway (MGW) 1100 streaming and encoding platforms, the training channel is broadcasted to all the fire stations currently supported by their IP network at top picture quality and low bit rates.

Kent Powloski, video production manager at Portland Fire and Rescue commented, “The Optibase MGW 1100 demonstrates a solid design with remarkably good video quality at the low data rates we require.”

“We are very pleased to be selected by Portland Fire and Rescue”, said Yossi Aloni, president Optibase Inc. “With our MGW streaming platforms we can offer all the features of a sophisticated Telco-grade IPTV solution to a municipal body. Due to the versatility of our products, we are able to specifically design an IPTV solution to meet the video broadcasting requirements of Portland Fire and Rescue and various other enterprise, government and municipal bodies.”

Portland Fire and Rescue’s selection of Optibase’s IPTV solutions signifies Optibase’s business focus on enterprise, law–enforcement agencies, rescue and emergency organizations and government markets’ applications for video over IP deployment. Using the latest H.264 compression technology, Optibase offers streaming and encoding solutions that meet the broadcasting requirements of these markets; reliability and top picture quality at low bit rates.

About Portland Fire and Rescue
Portland Fire and Rescue provides Portland citizens with a wide range of services including fire prevention, response to fire, medical, other emergency incidents and disaster management.  Its mission is to promote a safe environment for all the citizens of Portland.  The Bureau operates in six functional areas:  Office of the Fire Chief, Management Services, Logistics, Emergency Operations, Training & Safety and Fire Prevention. For more information: http://www.portlandonline.com/fire/

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.